Exhibit 99.1

Sun Life Financial's 2012 Annual Report and 2013 Management Information Circular now available

TORONTO, March 25, 2013 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") today announced that its 2012 Annual Report and its Notice of Annual Meeting and Management Information Circular for the May 8, 2013 annual meeting are now available.

These documents can be accessed electronically at www.sunlife.com/2012AnnualReport and www.sunlife.com/AnnualMeetingMaterials.

Shareholders may obtain printed copies of these documents free of charge by contacting the Company through its website. These documents have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today. The 2012 Annual Report includes the management's discussion and analysis, consolidated financial statements, sources of earnings by business group and other Company information.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam and Bermuda. As of December 31, 2012, the Sun Life Financial group of companies had total assets under management of $533 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

SOURCE: Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 12:42e 25-MAR-13